EXHIBIT 99.1

CECT Launches the First Business Smartphone in China

Monday June 30, 9:30 am ET

HUIZHOU, China, June 30 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone Inc. (Nasdaq: XING — News), the second largest telephone manufacturer in China, today announced that its subsidiary CEC Telecom Ltd. (CECT) has launched China’s first generation of high-end Smartphone that includes the Microsoft Smartphone 2002 operating system and embedded high-speed Intel 200MX-Scale CPU.

The high-end Smartphone is a result of the joint efforts of CECT and the Taiwan-based MiTAC International Corp. With advanced technology, it can execute data exchanges between telecommunications devices and computers, and integrates other applications, such as MMS (Multimedia Messaging Service), digital photography, video imaging, MP3, gaming, MSN and movies. Through using the Microsoft Smartphone 2002 operating system, this new product not only has network-related functions, but also strengthens applications. The Smartphone surprised both domestic and overseas clients during its display at the 2nd Huizhou International Digital Fair. Many telecommunications operators like China Unicom, China Mobile, China Telecom showed strong cooperative interest towards it. The Smartphone demonstrates a technical breakthrough and a developing trend in China’s mobile industry. On 10 June 2003, Smartphone was displayed at an exhibition hall in the China Telecommunications Museum.

’’We have a unique mobile operating strategy. Blindly expanding production capabilities and random, large-scale price reductions are not how Qiao Xing does business,’’ said Wu Ruilin, chairman of the board for Qiao Xing Universal Telephone Inc. ''With our three R&D centres in China, we can focus on the high-end mobile market, continuously launching state of the art mobile handsets that lead the way in shaping our brand name in today’s competitive market.

About Qiao Xing Universal Telephone Inc.

In August 1995, Qiao Xing Universal Telephone Inc. became one of the largest and the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces over 200 models of corded and cordless telephones and distributes such products through an extensive network of more than 3,500 retail stores throughout China. In 2002, QiaoXing branded telephones were granted the label of ''China Renowned Brand Name Product’’ by the China Promotion Commission for the Top Product Strategy. In May 2002, Qiao Xing’s subsidiary Qiao Xing Mobile Communication Co., Ltd acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. Initiated by China Electronics Corporation (CEC), CECT is one of the few manufacturers that have two licenses to produce both CDMA and GSM mobile phones. CECT has been expanding at a tremendous pace. So far, it has developed more than 26 models of GSM, CDMA, GPRS and GPS mobile phones. At the same time, it has also successfully established a network of over 160 wholesale distributors to sell the CECT branded mobile phones in 27 provinces and municipalities throughout China. In June 2003, CECT launched the first generation of Smartphone in China, which was elected to be displayed in China Telecom Exhibition Hall.

In 2003, CECT brand mobiles were named as ''Outstanding Brand Name Product’’ in China. The target for 2003 is sales of 3.5 million pieces of mobile phones.

Forward-looking statements

This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

Please visit http://mitac.mic.com.tw for more information regarding MiTAC International Corp.

     For more information on Qiao Xing Universal Telephone Inc., please contact:

     Rick Xiao of Qiao Xing Universal Telephone Inc.

Phone: Fax: Email: Web:	+86-752-282-0268 +86-752-282-0298 rickxiao@qiaoxing.com http://www.qiaoxing.com

Source: Qiao Xing Universal Telephone Inc.